Joe Laxague Partner jlaxague@cronelawgroup.com Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

October 03, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Abby Adams

Re:	Bon Natural Life Limited Registration Statement on Form F-3 Filed August 26, 2022 File No. 333-267116

Dear Ms. Adams:

We write on behalf of Bon Natural Life Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated September 9, 2022, commenting on the Company’s Registration Statement on Form F-3 filed August 26, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Registration Statement on Form F-3

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your Chinese subsidiaries and through wholly foreign-owned enterprises (WFOEs) engaged in a joint venture based in China and that this structure involves unique risks to investors. If true, disclose that these arrangements have not been tested in court. Explain whether this structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We respectfully note that the Company’s corporate structure does not involve any joint venture arrangements, VIE structures, or other arrangements designed to address any prohibitions on direct foreign investment. The Company’s corporate structure instead consists of basic parent-subsidiary relationships based on direct vertical corporate equity ownership. In response to this comment, the Company has amended the Registration Statement to make clear that the issuer is a Cayman Islands holding company and that investors in the offering will never hold equity interests directly in the Company’s various operating subsidiaries. In addition, disclosures regarding the risks of potential future regulatory action by China’s CAC and CRSC have been added to the cover page.

Abby Adams

United States Securities and Exchange Commission

October 03, 2022

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We respectfully note that the Company does not make use of variable interest entity structures. In response to this comment, the Company has added additional disclosures addressing the matters discussed in this comment to the prospectus cover page in bold text.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest..

Response: We respectfully note that the Company does not make use of variable interest entity structures. In response to this comment, the Company has amended the Registration Statement to add the following additional text below the chart detailing the entities in its corporate family: “All of our actual business operations are conducted through Xi’an App-Chem and its subsidiaries. Bon Natural Life Limited (the Cayman Islands holding company offering securities through this Prospectus), its immediate Hong Kong subsidiary Tea Essence, and Tea Essence’s subsidiaries Xi’an CMIT and Xi’an Youpincui, function solely as holding companies.” Further, the Company has amended the Registration Statement so that its top operating subsidiary, Xi’an App- Chem, is referred to in the third person when discussing actual business operations, while the conventional first person plural usage is retained when discussing the offering, regulatory matters, and other items pertinent to the enterprise as a whole.

Abby Adams

United States Securities and Exchange Commission

October 03, 2022

4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.

Response: In response to this comment, the Company has amended the Registration Statement to provide the description requested, including a reference to the Company’s financial statements for the inter-company transfer discussed in these additional disclosures. This disclosure, which was originally included under the subsection entitled “History and Development of the Company,” has been reproduced on the cover page in bold text.

5. Disclose on the cover page how any regulatory actions related to data security or antimonopoly concerns in Hong Kong or Macau have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange.

Response: As the Company’s Hong Kong subsidiary serves solely as an intermediate holding company, and with all operations being conducted in mainland China, the Company does not believe that such regulatory actions particular to Hong Kong, if any, will affect the Company separately or differently from those already applicable (or potentially applicable in the future) in mainland China.

Commonly Used Defined Terms, page iii

6. We refer to your definition of “China,” and the “PRC,” which exclude Hong Kong and Macau. Please revise your disclosures as appropriate to (1) clarify that legal and operational risks associated with operating in China also apply to any of your operations in Hong Kong or Macau, (2) discuss the commensurate laws and regulations in Hong Kong (and Macau, if applicable to you), and (3) address throughout your filing the applicable legal and regulatory risks and consequences associated with those laws and regulations. As an example only, please expand your disclosure under the heading “Enforceability of Civil Liabilities” to address risks related to the enforceability of judgments in Hong Kong.

Response: In response to this comment, the Company has amended the Registration Statement to include Hong Kong and Macau in the definition of “China.” As discussed above, regulations particular to these Chinese dependencies do not present the Company with separate or different regulatory risks from those already applicable in mainland China.

Prospectus Summary, page 1

7. Please revise the diagram of the company’s corporate structure to identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Revise the diagram and the associated table to indicate who owns the remaining percentages of the entities in the diagram, such as Xi’an Dietary and Tianjin YHX. Move the dotted line in the graph so that it appears above the Hong Kong entity, or advise. Revise the font of the diagram so that both the letters and numbers are large enough to be legible. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company and the challenges the company may face due to legal uncertainties and jurisdictional limits.

Response: In response to this comment, the Company has amended the Registration Statement to replace the corporate diagram with one addressing the concerns in this comment.

Abby Adams

United States Securities and Exchange Commission

October 03, 2022

8. Add a summary of risk factors to the prospectus summary, and in that section, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus or incorporated by reference. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to this comment, the Company has amended the Registration Statement to add a summary of Significant Risk Factors and to also add some additional Risk Factors reflecting the concerns outlined in this comment.

9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to this comment, the Company has amended the Registration Statement to further clarify that, at the present time, the Company and its subsidiaries, (1) are not required to obtain permissions or approvals from any PRC authorities to operate or issue its Ordinary Shares to foreign investors; and (2) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of its operations. The consequences of a mistaken conclusion in this regard, or of being subjected to new approval requirements in the future, which were orignally disclosed in the Risk Factor entitled “If the Chinese government were to impose new requirements . . .”, have been reiterated in the Prospectus Summary.

Abby Adams

United States Securities and Exchange Commission

October 03, 2022

10. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to this comment, the Company has amended the Registration Statement to add a risk factor and other disclosures regarding the HFCAA and related issues.

11. Revise to provide a summary risk factor addressing the difficulty transferring cash from China.

Response: In response to this comment, the Company has amended the Registration Statement to add an additional risk factor on this issue.

Risk Factors, page 13

12. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Response: In response to this comment, the Company has amended the Registration Statement to add an additional risk factor on this issue.

13. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. We note the disclosure on pages 9 and 13 regarding “ the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022.” As that date has passed, please revise your disclosure. Also, clarify the import of the disclosure on page 13 of your most recent Form 20-F that your leased properties have not been properly registered by the lessors in relation to this disclosure.

Response: The matters relating to the CAC and the Measures for Cybersecurity Review discussed in this comment were addressed in the Risk Factor entitled “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” This Risk Factor has been updated to reflect the legal effectiveness of these Measures on February 15, 2022. Additional disclosures regarding these matters were also added to the cover page of the Registration Statement.

Abby Adams

United States Securities and Exchange Commission

October 03, 2022

The Company’s disclosure in the “Risk Factors” section of its most recent Form 20-F regarding non-registration of certain real property leases has no effect upon, or relationship with, the Measures of Cybersecurity Review or other regulations promulgated by the CAC. As disclosed in the Risk Factor in Form 20-F entitled “We are subject to risks relating to our leased properties,” the lack of lease registration does not contractually invalidate the lease agreements. Such non-registration does, however, leave the Company open to potential fines and/or some risk that the third party owners of these properties could force the Company to vacate them. This situation is a very common one in China, however, and Company believes the risk of fines and/or eviction to be a small one. In addition, the Company believes that the particular properties potentially affected by this issue could be quickly replaced if necessary due to the active property lease market in China. Given that some risk does exist, however, and because the risk is unfortunately not one that the Company can rectify by itself, the risk was disclosed to potential investors in Form 20-F. These issues relate to real property law and, to the Company’s knowledge, do not intersect with Chinese cybersecurity laws or securities regulations.

14. Expand your risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations or policies that have been issued.

Response: As the Company’s operations are conducted entirely in mainland China, it does not believe that regulations particular to the Chinese dependencies of Hong Kong and Macau present it with separate or different regulatory risks from those already applicable in mainland China. As discussed in its risk factor disclosures and elsewhere, the Company’s business does not involve the collection of user data or involve any type of online platform. The Company does not believe that it is an “operator of critical information infrastructure”, a “data processor”, an “online platform operators” or a “data handler” within the meaning of these regulations.

General

15. Please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Response: In response to this comment, the Company has amended the Registration Statement to add this updated information to the Risk Factor on the HFCAA.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.